

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 15, 2022

Michael Dent
Chief Executive Officer
HealthLynked Corp
1265 Creekside Parkway, Suite 302
Naples, Florida 34108

> **Re: HealthLynked Corp**
> **Registration Statement filed on Form S-1**
> **Filed July 11, 2022**
> **File No. 333-266088**

Dear Dr. Dent:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jordan Nimitz at 202-551-5831 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Clayton E. Parker, Esq.